COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in Note 9 to the financial statements as at and for the year ended October 31, 2002, relating to the adoption by the Bank of CICA Handbook Section 3062 — Goodwill and Other Intangible Assets. Our report to the shareholders dated November 26, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP Chartered Accountants Toronto, Canada November 26, 2002	/s/ PricewaterhouseCoopers LLP Chartered Accountants